

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 6, 2018

<u>Via E-mail</u>
Amar Maletira
Chief Financial Officer
Viavi Solutions Inc.
6001 America Center Drive, 6th Floor
San Jose, CA 95002

     Re: Viavi Solutions Inc.
           Form 10-K for the Fiscal Year Ended July 1, 2017
           Filed August 29, 2017
           File No. 000-22874

Dear Mr. Maletira:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Kevin J. Kuhar

                    Kevin J. Kuhar
                    Accounting Branch Chief
                    Office of Electronics and Machinery